

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2011

Castmor Resources Ltd.
c/o Laughlin International
2533 Carson Street
Carson City, NV 89706

> **Re: Castmor Resources Ltd.**
>
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 24, 2011**
> **File No. 333-169764**
> **Amendment No. 3 to Annual Report on Form 10-K**
> **Filed March 24, 2011**
> **File No. 001-34039**

Dear Sir or Madam:

We have reviewed your amendments, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1, as Amended on March 24, 2011

Risk Factors, page 5

1. We note that on the cover page of your Form 10-K indicates that you are a shell company as defined by Rule 12b-2 of the Exchange Act. Please add a related risk factor.

Description of Business, page 12

Proposed Exploration Program, 17

2. Please indicate when you plan to commence Phase I of your exploration program. We note your statement that you expect to conclude Phase I by July 30, 2011 on page 21.

Index to Financial Statements, page F-1

3. Please monitor the requirement to provide updated financial statements complying with Rule 8-08 of Regulation S-X and corresponding updated disclosures throughout your filing.

Note 3 – Mineral Property Interest, page F-9

4. Your response to prior comment nine in our letter dated March 17, 2011 states, "we advise that this mineral property was acquired on September 20, 2010 and was impaired at the end of the quarter, November 30, 2010, as a result of the conservative consideration." Please clarify whether the 'conservative consideration' was the result of impairment testing performed in accordance with your accounting policy pursuant to ASC 360. In addition, please clarify where on your statement of operations for the three months ended November 30, 2010 you recorded this impairment. In this regard, we note the line item captioned 'Write-off mineral deposit' reflects $0 for the applicable period.

Annual Report on Form 10-K, as Amended on March 24, 2011

General

5. We remind you of prior comment 11 from our letter dated March 17, 2011. Please carefully review your document to make corresponding changes wherever applicable in response to the comments. That will eliminate the need for us to issue repetitive comments. After our review of your responses, we may raise additional comments.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or, in her absence, Mark Shannon, Branch Chief, at (202) 551-3299, if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3740 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Conrad C. Lysiak
The Law Office of Conrad C. Lysiak, P.S.
Facsimile: (509) 747-1770